Risk vs. Reward in art investing

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

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Sam,

Following up on the Frankenthaler painting we sent you last week—it's 98% sold out.

Did you see that she has the highest Sharpe Ratio in our collection? We send a lot of communications about an artists' Sharpe Ratios, since they can be useful for understanding historical track records of artist markets.

But what does the Sharpe Ratio actually mean?

In the traditional finance world, the higher an investment's Sharpe Ratio, the more it has returned relative to the amount of risk the investor took on.

An artist like Frankenthaler has a high Sharpe Ratio since her works have appreciated in value almost every single time they've returned to auction from '99-'24, *and* they've tended to appreciate by double-digit annualized rates.

All of that means more price growth per unit of risk taken on by an investor. See Frankenthaler's Sharpe Ratio compared to other popular assets:


Helen Frankenthaler vs. Popular Assets ('96-'24)
FRANKENTHALER'S MARKET
1.61
S&P 500
0.51
U.S. BONDS
0.37
GOLD
0.35
U.S. HOUSING MARKET (FRED)
0.26

Note: For illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations, see Important Disclosures for more info. Past performance is not indicative of future results.

Invest in our latest Frankenthaler offering here, and view the offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Market-Risk Adjusted Appreciation, also referred to as the "Sharpe Ratio," indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities. While Masterworks believes comparisons to other asset classes can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.